Filed by Lazard Active ETF Trust

pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: The Lazard Funds, Inc.

SEC File No. 811-06312 and 033-40682

THE LAZARD FUNDS, INC.

Lazard US Systematic Small Cap Equity Portfolio

Supplement to Current Summary Prospectus and Prospectus

For all existing and prospective shareholders of Lazard US Systematic Small Cap Equity Portfolio:

•	Lazard US Systematic Small Cap Equity Portfolio (the “Acquired Portfolio”) will be converted from a mutual fund into an exchange-traded fund (“ETF”), which is expected to occur on or about September 12, 2025.
•	If you are an existing shareholder of the Acquired Portfolio, and your account can hold an ETF, your portfolio shares will be converted, and no action is needed by you.
•	If you hold shares of the Acquired Portfolio in an account that cannot hold an ETF (i.e., your account is not permitted to purchase securities traded in the stock market), there are certain actions you can take. See the “Questions and Answers” section below for further information.

At a meeting held on May 20, 2025, the Board of Directors of The Lazard Funds, Inc. (“LFI”) approved on behalf of the Acquired Portfolio and the Board of Trustees of Lazard Active ETF Trust (“LAE”) approved on behalf of Lazard US Systematic Small Cap Equity ETF (the “Acquiring Portfolio” and together with the Acquired Portfolio, the “Portfolios”) (the Board of Directors of LFI and the Board of Trustees of LAE are referred to herein collectively as the “Board”) an Agreement and Plan of Reorganization (the “Plan”) pursuant to which the Acquired Portfolio, a series of LFI with approximately $46.9 million in assets as of March 31, 2025, will transfer its assets and liabilities to the Acquiring Portfolio, a series of LAE, in exchange for shares of the Acquiring Portfolio in a tax-free reorganization (the “Reorganization”). The Acquiring Portfolio is, and will be immediately prior to the date of the closing, a shell series, without assets or liabilities, created for the purpose of acquiring the assets and liabilities of the Acquired Portfolio. The Board, including all of the Directors who are not “interested persons” of LFI (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)), determined that participation in the Reorganization is in the best interests of the Acquired Portfolio and that the interests of existing shareholders of the Acquired Portfolio will not be diluted as a result of the Reorganization. The Reorganization is expected to become effective on or about September 12, 2025.

The Acquiring Portfolio will have identical investment objective, fundamental investment policies and investment strategies as the Acquired Portfolio. Lazard Asset Management LLC (“LAM”), the Acquired Portfolio’s current investment manager, will serve as the investment manager of the Acquiring Portfolio. The Acquiring Portfolio’s portfolio management team is expected to be composed of Oren Shiran and Stefan T. Tang, the Acquired Portfolio’s current portfolio managers.

The Board believes the Reorganization will permit shareholders of the Acquired Portfolio to pursue the same investment objective in an ETF structure, which provides multiple benefits for shareholders, including lower costs, the potential for increased tax efficiency, intraday trading and full daily holdings transparency.

The Reorganization is structured to be a tax-free reorganization under the United States Internal Revenue Code of 1986, as amended. As a result, the Acquired Portfolio shareholders generally will not recognize a taxable gain (or loss) for U.S. tax purposes as a result of the Reorganization (although cash received as part of a Reorganization may be taxable, as noted below).

In connection with the Reorganization, shareholders of the Acquired Portfolio will generally receive ETF shares of the Acquiring Portfolio equal in aggregate net asset value to the number of shares of the Acquired Portfolio they own and may receive a cash payment in lieu of fractional shares of the

Acquiring Portfolio. Shareholders who do not want or cannot hold Acquiring Portfolio shares may redeem out of the Acquired Portfolio or exchange their Acquired Portfolio shares for shares of another fund. A redemption or exchange of shares would generally be a taxable event for shareholders holding shares in taxable accounts.

For the avoidance of doubt, the Acquiring Portfolio shall not issue fractional shares, and cash shall be distributed to Acquired Portfolio Shareholders in connection with this Reorganization in lieu of fractional Acquiring Portfolio Shares

Completion of the Reorganization is subject to making various filings with the U.S. Securities and Exchange Commissions (the “SEC”) and a number of conditions under the Plan. The Reorganization does not require shareholder approval. Acquired Portfolio shareholders will receive an information statement/prospectus describing in detail both the Reorganization and the Acquiring Portfolio, and a summary of the Board’s considerations in approving the Reorganization.

In anticipation of the Reorganization:

•	on or about May 22, 2025, R6 Shares of the Acquired Portfolio will be closed to new shareholders and subsequent purchases by existing shareholders through the time of the Reorganization;
•	on or about May 30, 2025, all Rule 12b-1 fees on Open Shares of the Acquired Portfolio will be waived and all issued and outstanding Open Shares of the Acquired Portfolio will be converted into Institutional Shares; and
•	on or about September 8, 2025, the Institutional Shares class will be closed to new shareholders and subsequent purchases through the time of the Reorganization.

These dates may be subject to change. It is currently expected that at the time of the Reorganization there will be no outstanding R6 Shares.

An Information Statement/Prospectus with respect to the Reorganization is expected to be mailed to Acquired Portfolio shareholders in July 2025. The Information Statement/Prospectus will describe the Acquiring Portfolio and other matters. Investors may obtain a free copy of the Prospectus of the Acquiring Portfolio once the registration statement of the Acquiring Portfolio becomes effective at https://www.lazardassetmanagement.com/us/en_us/investment-solutions/how-to-invest/mutual-funds or by calling (800) 823-6300.

Dated: May 22, 2025

Please retain this supplement for future reference.

IMPORTANT NOTICE ABOUT YOUR PORTFOLIO ACCOUNT
QUESTIONS AND ANSWERS

The following is a brief Q&A that provides information to help you to determine whether you need to take action with respect to your shareholder account before the Reorganization in order to receive shares of the Acquiring Portfolio.

Q. Why is the Acquired Portfolio being converted into an ETF?

A. LAM and the Board believe that the Reorganization will provide multiple benefits for shareholders of the Acquired Portfolio, including lower costs, additional trading flexibility, increased portfolio holdings transparency and the potential for enhanced tax efficiency.

Q. How will the Acquiring Portfolio be managed after the Reorganization?

A. The Acquiring Portfolio will have identical investment objectives, fundamental investment policies and investment strategies as the Acquired Portfolio. The portfolio management team of the Acquiring Portfolio will be the same as that of the Acquired Portfolio.

Q. What types of shareholder accounts can receive shares of the Acquiring Portfolio as part of the Reorganization?

A. If you hold your Acquired Portfolio shares in an account that permits you to purchase securities traded on U.S. stock exchanges, such as ETFs or other types of stocks, you are eligible to receive shares of the Acquiring Portfolio in the Reorganization (except for cash distribution in lieu of fractional Acquiring Portfolio shares). No further action is needed by you.

Q. What types of shareholder accounts cannot receive shares of the Acquiring Portfolio as part of the Reorganization?

A. If you hold your Acquired Portfolio shares in an account with a broker or financial intermediary that only allows you to hold shares of mutual funds in the account, like many individual retirement accounts or group retirement plans, you will need to contact your broker or financial intermediary to transfer your shares to an existing or new brokerage account that permits investment in ETF shares prior to the Reorganization.

If you do nothing, you will NOT receive shares of the Acquiring Portfolio, and your position will instead be liquidated at the time of the Reorganization and you will receive a cash distribution equal to the net asset value of your Acquired Portfolio shares less any fees and expenses your intermediary may charge. This event may be taxable. To prevent a taxable event, please contact your broker or financial intermediary to transfer your shares to an existing or new brokerage account that will accept ETF shares. Alternatively, your broker or financial intermediary may transfer your investment in the Acquired Portfolio to a different investment option prior to or at the time of the Reorganization.

If you are unsure about the ability of your account to accept shares of an ETF, please contact your broker or financial intermediary.

Q. How do I transfer my Acquired Portfolio shares to a brokerage account that will accept Acquiring Portfolio shares?

A. The broker where you hold your Acquired Portfolio shares should be able to assist you in transferring your shares to a brokerage account that can accept shares of an ETF.

We suggest you provide your broker with a copy of your most recent shareholder statement. Your broker will require your account number, which can be found on your statement. Your broker will help you complete a form to initiate the transfer. Once you sign that form, your broker will submit the form to the Acquired Portfolio’s transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate the transfer, the better.

If you do not have a brokerage account or a relationship with a brokerage firm, you will need to open an account with a brokerage firm.

Q. What if I do not want to own shares of the Acquiring Portfolio?

A. If you do not want to receive shares of the Acquiring Portfolio in connection with the Reorganization, you can exchange your Acquired Portfolio shares for shares of another Lazard mutual fund that is not participating in the Reorganization or redeem your Acquired Portfolio shares. Prior to doing so, however, you should consider the tax consequences associated with either action. Exchange or redemption of your Acquired Portfolio shares may be a taxable event if you hold your shares in a taxable account. The last date for redemptions of Institutional Shares (including Open Shares that will be converted to Institutional Shares before this date) is September 8, 2025.

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In connection with the Reorganization discussed herein, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the SEC. After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to shareholders unless and until the registration statement becomes effective. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Reorganization. After they are filed, free copies of the materials will be available for free on the SEC’s web site at www.sec.gov. These materials also will be available at https://www.lazardassetmanagement.com/us/en_us/investment-solutions/how-to-invest/mutual-funds and a paper copy can be obtained at no charge by calling (800) 823-6300.

This communication is for informational purposes only and does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities.